Megan N. Gates • 617 348 4443 • mngates@mintz.com
One Financial Center
Boston, MA 02111
617-542-6000
617-542-2241 fax
www.mintz.com

August 9, 2010
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance Mail Stop 6010
100 F Street, N.E. Washington, DC 20549
Attention: Scot Foley, Esq.

Re:	OXiGENE, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 16, 2010 File No. 000-21990
Ladies and Gentlemen:
     On behalf of OXiGENE, Inc. (the “Company”), we are hereby filing with the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this response to the letter dated August 5, 2010 from Jeffrey Riedler of the Staff to James B. Murphy, the Company’s Vice President and Chief Financial Officer (the “Comment Letter”).
     As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.
Research and Development and Collaborative Agreements, page 10
     1. Comment: Elsewhere in your disclosure you make reference to your Research Collaboration and License Agreement with Bristol-Myers Squibb Company, which you have filed as an exhibit to your annual report. Please revise your disclosure to include the material terms of this agreement. If you believe this disclosure is unnecessary, please provide us with the basis for this belief.
     Response: The Company agrees to provide the requested disclosure in future filings requiring disclosure under Item 101 of Regulation S-K, including its next Annual Report on Form 10-K, as discussed with Mr. Foley on August 6, 2010.
     2. Comment: Please revise the disclosure concerning your two license agreements to state the range of royalties that may be paid to Arizona State University and Baylor University. An acceptable royalty range is as follows: “single-digits,” “teens,” “twenties,” etc. Please also state the duration and termination provisions of the agreement with Baylor University.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston • Washington • New York • Stamford • Los Angeles • Palo Alto • San Diego • London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
OXiGENE, Inc.
August 9, 2010

     Response: The Company agrees to provide the requested disclosure in future filings requiring disclosure under Item 101 of Regulation S-K, including its next Annual Report on Form 10-K.
Patents and Trade Secrets, page 19
     3. Comment: Please expand your disclosure concerning your patents and proprietary rights to identify the material patents you own or license by jurisdiction, duration and the products to which each patent relates.
     Response: The Company agrees to provide the requested disclosure in future filings requiring disclosure under Item 101 of Regulation S-K, including its next Annual Report on Form 10-K.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the above response will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 348-4443. Thank you for your time and attention.
Sincerely,
/s/ Megan N. Gates
Megan N. Gates

cc:	Securities and Exchange Commission
Jeffrey Riedler, Esq.

OXiGENE, Inc.
Dr. Peter J. Langecker
Mr. James B. Murphy
D. Clinton Webb, Esq.